Exhibit 99.1

Zapp Announces Senior Management Changes

LONDON, April 14, 2023 – Zapp Electric Vehicles Limited (“Zapp” or the “Company”), a UK-based, high-performance two-wheel electric vehicle company, today announced two changes to its senior management team.

The Company is pleased to announce the appointment of Theodore Allegaert as Chief Legal Officer, effective April 6, 2023. Mr. Allegaert’s appointment adds more international expertise to Zapp’s senior leadership team as it nears the launch of its innovative i300 high-performance electric motorcycle.

Mr. Allegaert brings to Zapp twenty-five years of commercial legal experience, including thirteen years in private practice at preeminent firms in Silicon Valley and New York and a further decade of experience as senior in-house counsel at multinational companies. From 2017-20, he served as Chief Legal Officer at Nasdaq-listed Ferroglobe PLC in London (initially as Deputy), after previously serving as Deputy General Counsel of its U.S. subsidiary Globe Specialty Metals, Inc. from 2011-15. From 2016 to early 2017, and from 2021-23, Allegaert was self-employed, serving as a contract general counsel and legal and compliance consultant to international businesses in Asia and the U.K.

Swin Chatsuwan, the Company’s Chief Executive Officer, stated: “It is a pleasure to welcome Theodore to Zapp as our first CLO. He brings senior level legal, regulatory and commercial experience to the company, including in senior legal roles at Nasdaq-listed companies, and is well versed in international business. These credentials and his considerable C-suite and board level experience make him an ideal fit for our team as we prepare to launch the i300 and execute our business plans.”

Mr. Allegaert commented: “Both professionally and as a lifelong motorcyclist, I am delighted to join Zapp as it prepares to launch its first product and transition to being a public company. The award-winning design and innovative features of the i300 speak volumes about the talent and ingenuity of my new colleagues and foretell exciting days ahead.”

Allegaert holds a bachelor’s degree from Columbia University, a Juris Doctor degree from the University of Chicago Law School, and is licensed in New York, California and Florida.

The Company also announces the removal of the Chief Technology Officer role from its C-suite and the departure of Pongsatorn “Peter” Sukhum, who held that position on a part-time basis from August 2022 through March 2023. Mr. Chatsuwan commented: “Having created the position on a trial basis last year, it became clear over time that the CTO role was redundant in relation to the competencies of our longer-serving engineering personnel. We therefore eliminated the position to rationalize roles and responsibilities. We appreciate Peter’s efforts over the course of his tenure and wish him well in his future endeavors.”

Proposed Business Combination

On November 22, 2022, Zapp and CIIG Capital Partners II, Inc., a U.S. publicly-listed blank check company (Nasdaq: CIIG) (“CIIG II”), announced that they have entered into a definitive merger agreement (the “Merger Agreement”). Upon closing of the transaction contemplated by the Merger Agreement (the “Business Combination”), the combined company, Zapp Electric Vehicles Group Limited (“Pubco”), a Cayman Islands exempted company, is expected to list its ordinary shares on the Nasdaq Stock Market under the ticker symbol “ZAPP”. The Business Combination is expected to close in the first half of 2023, subject to stockholder approvals and other customary closing conditions.

About Zapp

Zapp Electric Vehicles Limited is a British company – run by a team of experts from the mobility industry – on a mission to redefine the electric two-wheeler segment. Zapp created the i300 as an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers expected to come to market from Zapp. Zapp is expected to operate a high-quality direct-to-customer (DTC) experience called DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by “Zappers” who provide at-home inspection, service and support throughout the vehicle ownership lifecycle.

About CIIG Capital Partners II, Inc.

CIIG Capital Partners II, Inc. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CIIG II’s units, Class A common stock and warrants trade on the Nasdaq Stock Market under the ticker symbols “CIIGU,” “CIIG,” and “CIIGW” respectively.

Investor Relations Contact:

Gateway Investor Relations

Cody Slach, Ralf Esper

(949) 574-3860

zapp@gatewayir.com

Global Media Relations Contact:

Influence

Lisa Palmer

+ 44 (0) 7956 710028

pr@zappev.com

North America Media Relations Contact:

Gateway PR

Zach Kadletz

(949) 574-3860

zapp@gatewayir.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed Business Combination between CIIG II, Zapp and Pubco, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated growth in the industry in which Zapp operates and anticipated growth in demand for Zapp’s products, projections of Zapp’s future financial results and possible growth opportunities for Zapp. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,”

“opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG II’s securities, (ii) the risk that the transaction may not be completed by CIIG II’s business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the stockholders of CIIG II, (iv) the risk that CIIG II may not have sufficient funds to consummate the Business Combination, (v) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Zapp’s business relationships, performance, and business generally, (viii) risks that the proposed Business Combination disrupts current plans of Zapp or diverts management’s attention from Zapp’s ongoing business operations and potential difficulties in Zapp’s employee retention as a result of the proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Zapp, Pubco, CIIG II or their respective directors or officers related to the proposed Business Combination, (x) the ability of Pubco, CIIG II or a successor thereto to maintain the listing of its securities on The Nasdaq Stock Market LLC, (xi) volatility in the price of the securities of Pubco, CIIG II or a successor thereto due to a variety of factors, including changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in performance across competitors, changes in laws and regulations affecting Zapp’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns in the highly competitive electric vehicle industry, (xiv) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (xv) the risk that Zapp may be unable to develop and manufacture electric vehicles of sufficient quality and on schedule and scale, that would appeal to a large customer base, (xvi) the risk that Zapp has a limited operating history, has not yet released a commercially available electric vehicle and does not have experience manufacturing or selling a commercial product at scale and (xvii) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities.

The foregoing list of risk factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Pubco’s registration statement on Form F-4 (as may be amended from time to time, the “Registration Statement”), CIIG II’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents filed by Pubco, CIIG II or a successor thereto from time to time with the U.S. Securities and Exchange Commission (“SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this press release represent the views of Zapp, Pubco and CIIG II as of the date of this press release. Subsequent events and developments may cause that view to change. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this press release are qualified by these cautionary statements. Zapp, Pubco and CIIG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Zapp, Pubco nor CIIG II gives any assurance that Zapp, Pubco or CIIG II will achieve its expectations. The inclusion of any statement in this press release does not constitute an admission by Zapp, Pubco or CIIG II or any other person that the events or circumstances described in such statement are material.